UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022 (Report No. 5)

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada Street

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Jeffs’ Brands Ltd (the “Company”) is filing this Report on Form 6-K to report that the Company’s volume weighted average stock price on September 7, 2022 was less than the exercise floor of $2.02 for the warrants, each to purchase one ordinary share of the Company (the “Warrants”), issued in the Company’s initial public offering which closed on August 30, 2022. Accordingly, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the Warrants), the Warrants will be adjusted pursuant to their terms, including, but not limited to, to reduce the exercise price of the Warrants to $2.02 (the “Exercise Price Adjustment”).

In connection with such adjustment of the exercise price, on or about November 28, 2022, each Qualified Holder (as defined in the Warrant) as of November 28, 2022 will receive one additional warrant to purchase one ordinary share pursuant to Section 3(e)(vi) of the Warrant (the “Additional Warrants”) for each Warrant held by such holder on November 28, 2022, provided that such holder has notified the Company of being a Qualified Holder, either directly or by virtue of filing a Schedule 13G or 13D, at least three days before the Exercise Price Adjustment. The Additional Warrants will have substantially the same terms as the as-adjusted Warrant; provided, however, that the term of each Additional Warrant will be five (5) years from the issuance date and such Additional Warrants will not be listed on any securities exchange. In addition, as long as the Additional Warrants are outstanding, each Qualified Holder will receive semi-annual payments equal to 2% of the Company’s gross revenues, calculated for the first and second six-month fiscal periods, shared pro rata among such Qualified Holders. The Additional Warrants may be redeemed by the Company at any time at a price equal to three times the initial exercise price of the Warrants, or $12.12. Based on the information available to the Company as of November 28, 2022, the Company expects to issue approximately 2,584,140 Additional Warrants.

The foregoing description of the Warrants and Additional Warrants does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Warrant and form of Additional Warrant filed hereto as Exhibits 4.1 and 4.2, respectively, and incorporated by reference herein.

Exhibit No.
4.1	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-262835) filed on August 25, 2022, as amended).
4.2	Form of Additional Warrant (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form F-1 (File No. 333-262835) filed on August 25, 2022, as amended).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: November 28, 2022	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

2